

John Griveas · 2nd

Co-Owner & VP of Fetch! Gourmet Dog Treats, LLC

Buffalo, New York · 490 connections · Contact info

Fetch! Gourmet Dog LLC

Houghton College

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JACKIE LOVERN
FOUNDER & PRESIDENT

Fetch! Dog Treats: The Who, Why & What
YouTube

Get an inside look at the inner workings of New York's fastest growing dog treat bran...



Rescued Is My Favorite Breed - Who Rescued Who?
YouTube

The team at Fetch! gives an intimate, sneak peek inside the life of an entrepreneur....



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Experience

Co Owner & Vice President

Fetch! Gourmet Dog Treats, LLC · Self-employed

Jul 2014 – Present · 6 yrs 1 mo
Buffalo, New York, United States

As the Co-Owner and Vice President of Fetch! Gourmet Dog Treats, I wear many hats. Leading the marketing charge, I research and recommend trade-show, market, and vendor opportunities as well as grow the overall customer base. I also maintain all marketing materials our website and social media channels. Through our continued growth, we've managed to take a hobby and turn it into a fully operational business with long-term potential.

Member

Buffalo & Erie County Naval & Military Park's Veterans & Citizens Action Team
Mar 2017 – Present · 3 yrs 5 mos
Buffalo/Niagara, New York Area

The mission of the Buffalo $ Erie County Naval & Military Park is "Honor, Educate and Inspire." Members of the Veterans & Citizens Action Team are tasked with ensuring that the park's message is delivered by working to continually improve the manner in which we educate the community at large about Buffalo's proud and important military history. In part, by r ...see mor

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Co-Founder

Orchard Park Farmers Market LLC
Jan 2016 – Oct 2019 · 3 yrs 10 mos
Orchard Park, NY

I created a seasonal weekly open air market featuring 15-20 Buffalo area farmers and artisans, a variety of food trucks and live entertainment. The Orchard Park Farmers & Artisans Market runs from May to October directly in front of Orchard Fresh on N. Buffalo Rd in the Buffalo suburb of Orchard Park, NY.

...see mor

Member of the Board of Directors

WNY Heroes, Inc.
Jan 2016 – Oct 2016 · 10 mos
Buffalo/Niagara, New York Area

The mission of WNY Heroes is to provide veterans, members of the armed services, and the widows and children of deceased veterans with access to essential services, financial assistance and resources that support their lives and sustain their dignity.

...see mor

Office Collection Manager / Account Representative

Security Credit Systems Inc
Nov 2010 – Jul 2016 · 5 yrs 9 mos
Buffalo, NY

As an Office Manager, I co-managed an office of 30+ collectors and supervisors specializing ir the recovery of past due higher educational debt. My responsibilities included, but were not

limited to tracking daily dollars collected, auditing accounts, ensuring that all employees ...see mor

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Education

Houghton College

BS Degree, Business Management, Incomplete

2006 – 2007

Life changes put my education on hold shortly before completing my degree.

Erie Community College

Associates, Liberal Arts, 3.8

2003 – 2005

Activities and Societies: Phi Theta Kappa

General studies in Liberal Arts with a concentration in Criminal Justice.

East Aurora High School

Diploma, General Studies, Criminal Justice

1994 – 1997

Activities and Societies: National Junior Honor Society, Varsity Volleyball, East Aurora Police Explorers

A member of several groups and organizations. Boy Scouts of America, Breakfast Club, Police Explorers, Musical cast, Varsity Volleyball.

Volunteer Experience

Fireman

East Aurora Volunteer Fire Company

1996 – Dec 1999 • 3 yrs

Disaster and Humanitarian Relief

Volunteer

Holy Angels Church

Feb 2015 – Present • 5 yrs 6 mos

Social Services

I assist in shopping for and handing out food at Holy Angels' monthly food pantry for those in need on Buffalo's West Side.

Holy Angels is a historic landmark serving Buffalo's west side. According to Wikipedia, at the request of Bishop John Timon, who had recently organized the Diocese of Buffalo, missionarie from the Oblates of Mary Immaculate arrived in 1851 to establish a seminary and college at the site of today's St. Joseph Cathedral rectory on Franklin Street.

It quickly became clear a larger facility was needed. The site of the present-day Holy Angels Church was purchased in 1852, where two abandoned buildings (formerly the county poorhouse and insane asylum) were converted into a college and chapel.

In 1856, construction began on a permanent house of worship, which was dedicated by Bishop Timon in 1859, although it was incomplete. In 1874 work was started on the transept, sanctuar and choir, completing the building's modern appearance a year later.

Renovations to the interior in 1898 added marble side altars, a marble mosaic floor in the sanctuary, and hand-carved Stations of the Cross. Further, two Tiffany stained glass windows were installed by the main altar. These windows were displayed at the Pan-American Expositio in 1901.

Between 1959 and 1962, the church enjoyed its largest membership, with over 2,400 families registered. This was followed by a decline in membership as families moved to the suburbs.

In 1986, the church was extensively restored, and rededicated in 1987.

Fireman

Windom Volunteer Fire Company
Jun 2008 – Oct 2010 • 2 yrs 5 mos
Disaster and Humanitarian Relief